Mail Stop 3561						December 8, 2005

Matt Lettau, President
Internet Acquisition Group, Inc.
302 Creekside Ct. E.
Huntertown, Indiana 46748

      Re:	Internet Acquisition Group, Inc
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 22, 2005
      File No. 333-122563

Dear Mr. Lettau:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note your response to comment 3 in our letter of September
23,
2005. In the paragraph beginning "For a description of the plan of distribution...," you have duplicated the second and third sentences.
Please revise.

Determination of Offering Price, page 16
2. We note your response to comment 5 in our letter of September
23,
2005. We are unable to locate disclosure in your filing of a private placement sale of $.010 per share, nor have you explained why you multiplied this price by a factor of 1.5. Please advise or revise.

Plan of Operation, page 29
3. Please refer to comments 1 and 19 in our letter dated March 2, 2005, which generally asked you to disclose a specific business plan for the next twelve months commensurate with a development stage company. To eliminate any suggestion that you are a blank check company - given your lack of revenues and limited operations-please disclose that you will not engage in a reverse acquisition with an operating company for the next twelve months.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 36
4. We note your analysis with respect to the need to provide all of the disclosures required by Item 304(a) of Regulation S-B with regard to your change in accountants. Since Beckstead and Watts were your former principal accountants, you must provide the disclosures. The reference in Item 304(a)(1) to relying on another accountant does not apply since you do not have a situation where there was a principal accountant who relied on the report of another accountant. Please provide the information we requested in comment 8 from our September
23, 2005 comment letter.

Financial Statements

Stock Based Compensation, Note 2
5. In both Notes 2 and 4 you disclose information about your accounting policies related to stock based compensation. Please revise the financial statements to clarify that you have no stock based compensation plans in existence, if true.

Report of Independent Registered Public Accounting Firm, page F-1
6. Please request your accountants to revise the first sentence of the second paragraph in their audit report. We believe the report should state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). We do not believe it is appropriate to limit the standards to auditing standard No. 1, as the report now states. Please revise or advise.

Interim Financial Statements
7. In responding to comment 15 in our September 23, 2005 comment letter, you advised us that you revised the disclosure in the first paragraph of the report on page F-13 to delete the reference to the accompanying Securities and Exchange Commission Form 10-QSB. It does not appear that you made the change. Please revise page F-13 to make the appropriate change.

Consent of Auditor, Exhibit 23.1
8. Please revise the consent filed in Exhibit 23.1 to delete the reference to the audit report being incorporated by reference. We note that there is only one audit report and it is actually included in the document rather than being incorporated by reference.

Legality Opinion, Exhibit 5.1
9. We note this legality opinion states that it speaks "as of the date hereof." This implies that the opinion is valid only as of November 22, 2005, the date you filed your amendment. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, Donna
Di Silvio, Senior Staff Accountant , at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-
3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director


cc:  	Donald Stoecklein, Esq.
      Stoecklein Law Group
      Fax:  (619) 595-4883




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Matt Lettau, President
Internet Acquisition Group, Inc.
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